Exhibit 99.4

                       NASDAQ: APM

Aptorum Group Announces the Development of Microbiome Drug Candidate Targeting Obesity and Repurposed Drug Candidates Targeting Neuroblastoma

New York, September 9, 2019 – Aptorum Group Limited (Nasdaq: APM) (“Aptorum Group”), a biopharmaceutical company focused on the development of novel therapeutics to address global unmet medical needs, announces the development of two preclinical drug candidates which target obesity and neuroblastoma, respectively.

About CLS-1: Treatment of obesity via modulation of chemical signaling relating to gut microbiota

Under the recently-announced microbiota modulation platform operated by Aptorum Group’s wholly-owned subsidiary Claves Life Sciences Limited, we have commenced the preclinical development of macromolecule candidate CLS-1 targeting the treatment of obesity. CLS-1 is undergoing lead optimization and is expected to progress into the IND enabling stage in 2020.

The prevalence of obesity continues to escalate globally; however, there is no current optimal therapy for this condition1. For the majority of obese patients, conventional medical therapies (i.e., diet, exercise, behavioral counseling) often have a high failure rate for the long term2. We believe current pharmacotherapy has limited efficacy and is associated with substantial safety issues, and this will provide immeasurable market opportunity for CLS-1.

Chemical signaling of gut microbiota is known to be one of the major causes of obesity1. CLS-1 is an orally administered non-absorbable macromolecule that modulates the metabolite excreted by gut microbiota with high affinity and specificity. In this way, we believe the absorption of this particular metabolite, which is linked to obesity, can be inhibited.

Aptorum Group is also pursuing two further indications based on the modulation of microbiota based chemical signaling involving the above large molecule technology, which we believe to be highly scalable and we hope to be making further announcements regarding our efforts in due course.

1 Protein Cell. May; 9(5): 397–403.

2 Obes Surg. 2012 Jun;22(6):956-66

About SACT-1: Repurposed Drug Candidates for the Treatment of Neuroblastoma

Under the recently announced Smart-ACTTM computational drug discovery platform operated by our wholly-owned subsidiary Smart Pharma Group, Aptorum Group has completed computational screening of approximately 1,615 marketed drugs against 3 therapeutic target proteins to potentially tackle poor prognosis of neuroblastoma, i.e., a rare type of children’s cancer that forms in certain types of nerve tissue and most frequently in the adrenal glands as well as spine, chest, abdomen or neck, especially in children3. For the high-risk group, the 5-year survival rate of this condition is around 40-50% as observed by the American Cancer Society.4 Aptorum Group has identified an array of repurposed candidates and has proceeded to evaluate them in cell-based and animal models in order to validate the candidates’ usage for such new indication and potential efficacies.

Aptorum Group is also pursuing two further indications under the Smart-ACTTM drug discovery platform and hopes to be making further announcements regarding our research in due course.

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing novel therapeutics to tackle unmet medical needs. Aptorum Group is pursuing therapeutic projects in neurology, infectious diseases, gastroenterology, oncology and other disease areas.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

About Claves Life Sciences Limited

Claves Life Sciences Limited is a wholly-owned therapeutics subsidiary of Aptorum Group Limited. Claves focuses on the clinical development of therapeutic candidates related to the field of gastroenterology. The potential candidates under review and potentially developed focus on the modulation of gut microbiota-derived metabolites, for the prevention or treatment of diseases. Claves is also exploring a gut microbiota modulation platform that can generate novel customized candidates capable of fine-tuning levels of gut metabolites, potentially treating a wide range of medical conditions.

About Smart Pharma Group

Smart Pharma Group includes Smart Pharmaceutical Limited Partnership, SMTPH Limited and its subsidiaries. The Smart Pharma Group is wholly owned by Aptorum Group Limited. Smart Pharma Group focuses on systematically repurposing existing approved drugs for the treatment of a large array of orphan diseases. Smart Pharma Group conducts both computational based screening and preclinical validations in advancing the development of its repurposed candidates.

For more information about Smart Pharma Group, please visit www.smtph.com.

Disclaimer and Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward-looking statements are subject to change. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Contact

Investors:

Tel: +852 2117 6611

Email: investor.relations@aptorumgroup.com

Media:

Tel: + 852 2117 6611

Email: info@aptorumgroup.com

3 https://www.cancer.gov/publications/dictionaries/cancer-terms?expand=N

4 See https://www.cancer.org/cancer/neuroblastoma/detection-diagnosis-staging/survival-rates.html.